May 16, 2005

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0306
Attention: Michele Gohlke, Branch Chief

Re:	Silicon Image, Inc.
Form 10-K for the year ended December 31, 2004 & related materials
Form 8-K filed January 25, 2005

Dear Ms. Gohlke:

     Reference is made to the letter, dated April 18, 2005, of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Silicon Image, Inc. (the “Company”), regarding the above-referenced filings. Provided below are responses to each of the numbered comments of the Staff. Please note that the headings and numbers of the responses set forth below correspond to the headings and numbers of the comments contained in the letter of the Staff.

Form 10-K for the year ended December 31, 2004

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Page 24

Annual Results of Operations — Page 35

1.	We note you have included multiple non-GAAP financial measures that exclude the effects of stock compensation expense. Item 10(e)(1)(ii)(B) of Regulation S-K prohibits the exclusion of items identified as non-recurring, infrequent or unusual items. While there is no per se prohibition against removing a recurring item, you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items. Revise your filing to remove the non-GAAP financial measures. Alternatively, provide details that demonstrate the usefulness of the non-GAAP financial measures and provide all of the disclosures required by Item 10(e)(1) of Regulation S-K for each non-GAAP financial measure presented. Refer to SEC Release 33-8176 and also Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003.

Securities and Exchange Commission
May 16, 2005

     The Company has reflected the Staff’s comments in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Company’s Form 10-Q for the quarter ended March 31, 2005, and intends to similarly reflect the comment in its future filings. The Company respectfully submits that it should not be required to also amend its Form 10-K for the year ended December 31, 2004, for the following reasons.

     First, the relevant information set forth in the Form 10-Q is generally of the same level of detail as that included in the Company’s 2004 Form 10-K. Accordingly, we believe the scope of the disclosure in the Form 10-Q addresses the comment as fully as would an amendment to the Form 10-K.

     Second, in 2001 and early 2002, the Company’s disclosures in its Form 10-K for the year ended December 31, 2000 were reviewed by the Staff. Prior to that review, the Company’s MD&A discussed gross margin, research and development expense and selling, general and administrative expense excluding the effects of stock compensation expense, and the Staff commented on this disclosure, requesting that the Company expand the disclosure to discuss variances in these items inclusive of expenses related to stock-based compensation expense. The Company responded to this comment by providing the requested disclosure in its Form 10-K for the year ended December 31, 2000 and has provided similar disclosure in each subsequent periodic report. Accordingly, the disclosure in the 2004 Form 10-K was consistent with the Staff’s comment that was provided in the 2001-2002 review, and the Company believed at the time of the 2004 Form 10-K filing that its disclosure was consistent with SEC Release 33-8176 and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003.

     For the foregoing reasons, the Company respectfully requests that it not be required to amend its Form 10-K for the year ended December 31, 2004, but rather that the Staff consider the Company’s updated disclosures in its recently filed Form 10-Q for the quarter ended March 31, 2005.

Item 9A. Controls and Procedures — Page 66

2.	We note your disclosure that your “Chief Executive Officer and Chief Financial Officer, and Chief Accounting Officer concluded that [your] disclosure controls and procedures as of the end of the period covered by this report were effective in ensuring that all material information required to be disclosed in the reports [you] file and submit under the Securities and Exchange Act of 1934 has been made known to them on a timely basis and that such information has been properly recorded, processed, summarized and reported, as required.” The language that appears after the word “effective” appears superfluous since the definition of disclosure controls and procedures is included in Rule 13a-15(e) of the Exchange Act. Revise to state simply, if true, that your management determined your disclosure controls and procedures were effective. Alternatively, if you wish to

Securities and Exchange Commission
May 16, 2005

include the definition of disclosure controls and procedures, please revise so that it matches the definition included in Rule 13a-15(e) of the Exchange Act.

     The Company has reflected the Staff’s comments in Item 4 of its Form 10-Q for the quarter ended March 31, 2005, and intends to similarly reflect the comment in its future filings. The Company respectfully submits that it should not be required to amend its Form 10-K for the year ended December 31, 2004, because the Form 10-K disclosure has been effectively superseded by the disclosure in its Form 10-Q.

     In addition, although the Company acknowledges that the language after the word “effective” in the Form 10-K did not precisely match the definition included in Rule 13a-15(e) of the Exchange Act, the Company believes that such language is, in substance, virtually the same, and is not intended to limit in any manner the meaning of the term “disclosure controls and procedures” as set forth in Rule 13a-15(e). Accordingly, the Company believes that an amendment of the Form 10-K to revise such language would not provide meaningful new information to investors. Accordingly, the Company believes that it should not be required to file such an amendment.

Consolidated Financial Statements

Note 2 — Business Combinations — Page 84

3.	We noted that you recorded a non-operating gain of approximately $4.6 million in the year ended December 31, 2003 related to a settlement whereby you received 949,780 escrowed shares. Please supplementally tell us and revise your filing to disclose the following:

a)	Discuss how you originally accounted for the shares that were placed into escrow at the date of acquisition. Refer to paragraph 26 of SFAS 141.

b)	Describe in detail the events and circumstances that led you to make a claim against the escrow pools.

c)	Describe how such events resulted in you recording a $4.6 million gain in 2003. Address why you concluded that this amount should not have been recorded as a reduction to the original cost of the acquired entity. Cite the accounting literature upon which you based your conclusion.

     We respectfully direct the Staff to Note 2 of our Form 10-K/A for the year ended December 31, 2001 filed on July 12, 2002 as delineated below:

     “On June 7, 2001, we issued approximately 6.4 million shares, including 1.4 million that are held in escrow, of our common stock in exchange for all outstanding shares of CMD, a provider of storage subsystems and semiconductors. The total purchase price for this acquisition was $45.1 million, consisting of common stock with a fair value of $30.6 million, 3.7 million stock options with a fair value of $13.6 million, and transaction costs, consisting of investment advisory, legal and other professional

Securities and Exchange Commission
May 16, 2005

service fees, of $865,000. Common stock was valued at $4.94 per share using our average closing stock price for the four-day period ended June 7, 2001, and has been reduced for known contingencies pursuant to an Escrow Agreement. Stock options were valued using the Black-Scholes option pricing model, applying a weighted average expected life of 2.75 years, a weighted average risk-free rate of 5.0%, an expected dividend yield of zero percent, a volatility of 90% and a deemed fair value of $4.94 per share. The intrinsic value of the unvested options, totaling approximately $6.3 million, has been recorded as unearned compensation”.

     “Escrow shares are being held as our security for indemnification obligations of CMD’s shareholders and were originally included as part of the purchase price as a pre-acquisition contingency. Pursuant to the escrow agreement, we have until June 7, 2002 to submit escrow claims, and have submitted claims for approximately 1 million shares to date to be returned to us. There can be no assurance that our claims will result in shares being returned to us. In accordance with SFAS No. 38 and SFAS No. 141, once adopted, if shares are returned to us prior to June 7, 2002, we will adjust our purchase price by reducing goodwill on our balance sheet by $4.94 per share, which is the per share value initially used to determine the acquisition purchase price. If shares are returned to us after June 7, 2002, we will record non-operating income for $4.94 per share”.

     In addition, we note that paragraph 26 of SFAS 141 states:

     “Cash and other assets distributed, securities issued unconditionally, and amounts of contingent consideration that are determinable at the date of acquisition shall be included in determining the cost of an acquired entity and recorded at that date. Consideration that is issued or issuable at the expiration of the contingency period or that is held in escrow pending the outcome of the contingency shall be disclosed but not recorded as a liability or shown as outstanding securities unless the outcome of the contingency is determinable beyond a reasonable doubt (Opinion 16, paragraph 78)”.

     As described above, the escrow shares were valued at the date of the acquisition (EITF 99-12) and included in the cost of the acquisition and disclosed pursuant to paragraph 26 of SFAS 141. As per the purchase agreement, 1.4 million shares were placed in escrow as security with respect to the realization of the storage board inventory.

     We have attached for your reference a copy of the settlement agreement dated February 28, 2003 between the principal shareholders of CMD and Silicon Image. The settled dispute focused on acquired storage board inventory. At the acquisition date (June 7, 2001), there was no information which would have led us to believe that either the acquired inventory or the

Securities and Exchange Commission
May 16, 2005

escrow share contingency would not be fully realizable. We note that the storage board inventory at acquisition date was initially recorded pursuant to FAS 141 Par. 37(c).

     Subsequent to the acquisition, we noted a steady and protracted decline in the demand for storage board inventory. Our policy requires us to review all inventory periodically for potential excess and obsolescence. Specifically, we recognize a provision for inventory on hand in accordance with SAB No. 100, when quantities exceed our six-month forecasted demand. Our analysis at that time indicated that a significant portion of the acquired storage board inventory was not realizable due to:

•	Advancements in technology

•	Loss of two strategic customers

     As a result of the above, we wrote down the value of the storage board inventory (Costs of Good Sold) in the latter part of 2001 and early 2002, and subsequently scrapped the product.

     Due to the lack of realizability of the acquired storage board inventory, we approached the sellers to demand release of the escrow shares. The sellers refused to release the escrow as they believed our claim was not valid. On August 7, 2002, after protracted discussions, we filed a demand for arbitration as documented in the February 2003 settlement agreement (see below) and as was disclosed in Note 12 “Subsequent Events” of our 2002 Form 10-K as follows:

     “On August 7, 2002, Silicon Image filed an arbitration claim against the four principal shareholders of CMD Technology (collectively, the “Significant Shareholders”) for indemnification claims under the Severance Escrow Agreement and General Escrow Agreement. Subsequently, on February 28, 2003, Silicon Image and the Significant Shareholders entered into a Settlement Agreement and Mutual Release pursuant to which they resolved such indemnification claims and agreed upon the respective numbers of Severance Escrow Shares and General Escrow Shares to be released to Silicon Image and the Significant Shareholders. As a result of the settlement, we expect to receive 949,780 of the escrowed shares, valued at approximately $4.8 million”.

     We evaluated the realizability of the escrow shares as an asset, and due to the uncertainty of the arbitration, we concluded that such an asset would not be realizable.

     On February 28, 2003, nearly seven months after we filed a demand for arbitration and nearly two years after the acquisition date, the Company and the principal shareholders of CMD entered into a settlement agreement. We respectively direct the Staff to Note 2 of our Form 10-K filed March 16, 2004 as follows:

     “On June 7, 2001, we issued approximately 6.4 million shares, including 1.4 million that were held in escrow, of our common stock in exchange for all outstanding shares of CMD, a provider of storage subsystems and semiconductors. The total purchase price for this acquisition was $45.1 million,

Securities and Exchange Commission
May 16, 2005

consisting of common stock with a fair value of $30.6 million, 3.7 million stock options with a fair value of $13.6 million, and transaction costs, consisting of investment advisory, legal and other professional service fees, of $865,000”.

     “A certain number of shares were being held in escrow as our security for indemnification obligations of CMD’s shareholders. On August 7, 2002, we filed a demand for arbitration with the American Arbitration Association, file #74 Y 117 01399 02 GAP, against the principal shareholders of CMD relating to shares held in escrow in connection with our acquisition of CMD. Pursuant to agreements by which we acquired CMD, a portion of the Silicon Image common stock issued to the principal stockholders of CMD was held in two separate escrow pools as collateral for the indemnification obligations of these shareholders. We previously made indemnification claims against these escrow pools for the release of escrow shares with a value of approximately $5.4 million, which claims were contested by the principal shareholders of CMD. On February 28, 2003, we and the principal shareholders of CMD entered into a settlement agreement and mutual release, pursuant to which our indemnification claims were resolved”.

     “As a result of the settlement, we received 949,780 of the escrowed shares, valued at approximately $4.7 million, and recorded a net non-operating gain of $4.6 million for the year ended December 31, 2003”.

     “Upon closing the CMD acquisition, we refinanced $3.1 million of CMD’s outstanding bank debt. The loan matured in April 2002 and was subsequently refinanced (see Note 7)”.

     Paragraph 41 of FAS 141 states: “ After the end of the allocation period, an adjustment that results from the pre-acquisition contingency other than loss carry-forward shall be included in the determination of net income in the period in which the adjustment is determined” (Statement 38, paragraph 6).

     The allocation period was determined to start June 7, 2001 and conclude on June 7, 2002 (typical one year period). We filed a demand for arbitration on August 7, 2002 which was subsequently settled on February 28, 2003 (outside the allocation period). Pursuant to FAS 38, Par. (6), we recognized the gain on the Escrow Shares as a separate line item in our 2003 Statements of Operations.

Exhibit 31 — Certifications of Chief Executive Officer and Chief Financial Officer

4.	We noted that the certifications filed as Exhibits 31.1 and 31.2 were not in the proper form. Further, we note you filed an amended Form 10-K on April 1, 2005 that included the proper certifications on a standalone basis. In light of the fact that the certification relates to the entire Form 10-K, the amendment you filed on April 1, 2005 should have included the entire filing, not just the signature pages. Refer to Question 17 of Sarbanes-Oxley Act of 2002 Frequently Asked Questions document, which can be found on our website at www.sec.gov. Accordingly, please file an amendment to your Form 10-K that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-K.

Securities and Exchange Commission
May 16, 2005

     On May 10, 2005, we were advised by the Commission’s Office of Chief Counsel that it considers the Form 10-K/A that the Company filed on April 1, 2005, which included the corrected certifications on a standalone basis, to have corrected the deficiency you noted in Exhibits 31.1 and 31.2 of the initial Form 10-K, so that no further amendment would be required. This advice came in response to a call to the Office of Chief Counsel requesting guidance on the question of whether the Form 10-K would be deemed to have been timely filed for the Commissions purposes (such as eligibility for Form S-3), which, after discussion, the Office of Chief Counsel also answered in the affirmative. Accordingly, and based on our discussion with the Office of Chief Counsel, we have not filed an additional Form 10-K/A containing the corrected certifications as well as the body of the Form 10-K.

     In our discussion with the Office of Chief Counsel, we noted that the omission of the required representations with respect to internal control over financial reporting in the Section 302 certifications filed with the original Form 10-K was an inadvertent clerical error. It was the intention of the Company’s principal executive officer and principal financial officer to execute and file the correct certifications with the original Form 10-K. Finally, we noted that the text of the omission was implicit in the other portions of the certification that were originally included with the Form 10-K, and in the text of Item 9 of the Form 10-K.

Form 8-K dated January 25, 2005

5.	We do not believe that the presentation of a non-GAAP statement of operations is appropriate unless all disclosures required by Item 10(e)(1)(i) of Regulation S-K are included for each separate non-GAAP measure. Please delete this presentation from all future Forms 8-K.

If you continue to present non-GAAP information, Item 2.02 of Forms 8-K requires that disclosures “furnished” include information that complies with the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K. Accordingly, in addition to the reconciliation for each non-GAAP measure, you must also provide statements disclosing the reasons why management believes presentation of each of the individual non-GAAP measures provide useful information to investors regarding your financial condition and results of operations. Those disclosures should be specific and substantive to each individual measure. Refer to SEC Release 33-8176 and also Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003. Please confirm that you will revise your Forms 8-K in future periods to provide all of the disclosures required by Item 10(e)(1)(i) for each non-GAAP measure presented. Provide us with a full sample of your proposed disclosure.

     The Company has deleted the pro forma statement of operations from its earnings release and related Form 8-K with respect to the first quarter of 2005, which Form 8-K was filed on April 27, 2005. In future filings, the Company will either continue to delete the pro forma statement of operations, or will include a line by line reconciliation for each non-GAAP measure, and provide specific and substantive statements disclosing the reasons why management believes

Securities and Exchange Commission
May 16, 2005

presentation of each of the individual non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations.

* * *

     Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (415) 875-2455, or, in his absence, Andrew Luh of this office at (650) 335-7964.

Very truly yours,

/s/ David K. Michaels

David K. Michaels

Enclosures
cc:	Darrel Slack, Silicon Image, Inc.
Patrick Reutens, Esq., Silicon Image, Inc.
Michael Leshkiw, PricewaterhouseCoopers LLP
Andrew Y. Luh, Esq., Fenwick & West LLP

SETTLEMENT AGREEMENT
AND MUTUAL RELEASES

     This Settlement Agreement and Mutual Releases (the “Agreement”) is made and entered into by and between Silicon Image, Inc., a Delaware corporation (“Silicon Image”), on the one hand, and Simon Huang and Mary Huang Family Trust, dated September 15, 1993; Simon Huang, an individual; Wen Hai Chu Trust, dated January 11, 1994; Wen Hai Chu, an individual; Thomas C. Chen and Sonia L. Chen Family Trust, dated November 3, 1993; Thomas C. Chen, an individual; Chie-Ning Wang and Roberta Wang Family Trust, dated December 21, 1993; and Chie-Ning “Roger” Wang, an individual (collectively, the “Significant Shareholders”), on the other hand. Silicon Image and the Significant Shareholders are collectively referred to herein as the “Parties.”

RECITALS

     WHEREAS, pursuant to an Agreement and Plan of Reorganization dated June 1, 2001 (the “Merger Agreement”), Duke Acquisition Corporation merged with CMD Technology, Inc. (“CMD”), and CMD became a wholly owned subsidiary of claimant Silicon Image, Inc., effective June 7, 2001;

     WHEREAS, Silicon Image and the Significant Shareholders were parties to the Merger Agreement;

     WHEREAS, as part of the merger transaction, the Parties entered into an escrow agreement (“General Escrow Agreement”) and an escrow and severance agreement (“Severance Escrow Agreement”), both dated June 7, 2001. These escrow agreements placed certain shares in escrow in connection with the merger;

     WHEREAS, the Severance Escrow Agreement placed an aggregate of 600,000 shares of Silicon Image common stock (collectively, the “Severance Escrow Shares”) in escrow after the closing of the CMD acquisition as collateral for certain CMD indemnification obligations, and the Severance Escrow Agreement set a share price of $5.032 for the Severance Escrow Shares;

     WHEREAS, the General Escrow Agreement placed an aggregate of 836,964 shares of Silicon Image common stock (collectively, the “General Escrow Shares”) in escrow after the closing of the CMD acquisition as collateral for certain CMD indemnification obligations; and the General Escrow Agreement set a share price of $5.032 for the General Escrow Shares;

     WHEREAS, on August 7, 2002, Silicon Image filed a claim against the Significant Shareholders with the American Arbitration Association (AAA Claim No. 74 Y 117 01399 02 GAP) (the “Action”) for claims under the Severance Escrow Agreement and the General Escrow Agreement;

     WHEREAS, the Significant Shareholders have disputed the amounts of certain of Silicon Image’s claims;

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     WHEREAS, the Parties desire to avoid arbitration costs and seek to secure a full and complete settlement of Silicon Image’s claims without making any admissions or concessions regarding the merits of the matters in dispute;

AGREEMENT

     NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises and covenants set forth herein, the Parties agree as follows:

     1. Effective Date. This Agreement is effective as of February 28, 2003.

     2. Severance Escrow Resolution. On or before March 14, 2003, the Significant Shareholders shall pay Silicon Image $1,904,032.50 for Severance, Inducement, and related costs by releasing Severance Escrow Shares at a conversion rate of $5.032 per share to satisfy this payment in full. To effectuate this payment, the parties will jointly authorize the Escrow Agent to release 378,385 Severance Escrow Shares to Silicon Image and to release the balance of 221,615 Severance Escrow Shares to the Significant Shareholders by sending a letter to the Escrow Agent in the form attached as Exhibit A.

     3. General Escrow Resolution. On or before March 14, 2003, the Significant Shareholders shall pay Silicon Image (a) $149,708 for excess transaction expenses; (b) $255,809 for undisclosed liabilities and obligations of CMD; (c) $35,779 for undisclosed debts forgiveness made by CMD; and (d) $2,434,000 for Inventory Damages by releasing General Escrow Shares at a conversion rate of $5.032 per share to satisfy this payment in full. To effectuate these payments, the parties will jointly authorize the Escrow Agent to release 571,402 General Escrow Shares to Silicon Image and to release the balance of 265,562 General Escrow Shares to the Significant Shareholders by sending a letter to the Escrow Agent in the form attached as Exhibit A.

     4. Survival of Agreements. The Parties’ merger transaction agreements (including, without limitation, the Merger Agreement, the Severance Escrow Agreement, the General Escrow Agreement, the Registration Rights Agreement, and the Significant Shareholders’ non-competition agreements with Silicon Image) shall remain in full force and effect.

     5. Return of Confidential Materials. On or before March 10, 2003, the Significant Shareholders and their counsel shall return to Silicon Image’s counsel (1) all copies of information Silicon Image designated as either “Confidential” or “Attorneys Eyes Only” under the stipulated protective order in the Action; and (2) all copies of any information they received from Xyratex that refers or relates to Silicon Image. They shall retain no copies of any of the foregoing (paper, electronic, or otherwise), and they shall destroy all copies of work product that incorporates any such information. On or before March 10, 2003, the Significant Shareholders’ counsel shall certify to Silicon Image’s counsel in writing that they and their clients have fully complied with this provision. Other than as explicitly modified by this Agreement, the Parties’ stipulated protective order shall remain in full force and effect.

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     6. Mutual Releases.

     a. Silicon Image hereby releases and forever discharges each of the Significant Shareholders and their past and present trustees, attorneys, successors, and assigns and each of them, separately and collectively, from any and all existing claims, liens, demands, causes of action, obligations, damages, and liabilities of any nature whatsoever, known or unknown, that it ever had, now has, or may claim to have had against the Significant Shareholders arising out of the merger transaction (including, without limitation, any claims for breach of warranties or for fraud).

     b. Each of the Significant Shareholders hereby releases and forever discharges Silicon Image and its past and present directors, managers, officers, shareholders, partners, agents, principals, employees, attorneys, servants, parent corporations, direct and indirect subsidiaries, affiliates, successors, and assigns and each of them, separately and collectively, from any and all existing claims, liens, demands, causes of action, obligations, damages, and liabilities of any nature whatsoever, known or unknown, that each ever had, now has, or may claim to have had against Silicon Image arising out of the merger transaction (including, without limitation, any claims for breach of warranties or for fraud).

     c. Notwithstanding anything to the contrary in this Agreement, such releases shall not release the Parties from their prospective obligations under this Agreement or under any of the Parties’ merger transaction agreements (including, without limitation, the Merger Agreement, the Severance Escrow Agreement, the General Escrow Agreement, the Registration Rights Agreement, and the Significant Shareholders’ non-competition agreements with Silicon Image).

     7. Known and Unknown Claims. The mutual releases in this Agreement extend to the claims explicitly released in Section 6, above, that the Parties do not know or suspect to exist in their favor, which, if known by them, would have materially affected their decision to enter into this Agreement. The Parties acknowledge that they are familiar with Section 1542 of the California Civil Code, which provides as follows:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT, WITH THE DEBTOR.

     The Parties expressly waive and relinquish any right or benefit which they have or may have under Section 1542 of the California Civil Code and under any other statute or legal principle with similar effect.

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     In connection with such waiver and relinquishment, the Parties acknowledge that they are aware that, after executing this Agreement, they or their attorneys or agents may discover claims released in Section 6, above, or facts in addition to, or different from, those which they now know or believe to exist with respect to the subject matter of this Agreement or the Parties hereto, but that it is the Parties’ intention hereby to fully, finally, and forever settle and release all of the claims explicitly released by Section 6, above, whether known or unknown, suspected or unsuspected, which now exist, may exist, or heretofore may have existed between them. In furtherance of this intention, the releases herein given shall be, and remain in effect as, full and complete releases notwithstanding the discovery or existence of any such additional or different claim or fact.

     8. No Admission of Liability. Nothing contained herein shall be taken or construed to be an admission on the part of the Significant Shareholders of the amount of any of Silicon Image’s claims or an admission on the part of Silicon Image of any of the Significant Shareholders’ defenses to the amount of any of Silicon Image’s claims.

     9. Representations and Warranties. Each Party represents and warrants that it has the sole right and exclusive authority to execute this Agreement on behalf of such Party and that it has not sold, assigned, transferred, conveyed, or otherwise disposed of any claim or demand, or any portion of or interest in any claim or demand, relating to any matter covered hereby. Each Party further represents and warrants that it has read this Agreement in its entirety and fully understands and agrees to it.

     10. Waiver. The failure of any Party at any time to demand strict performance of this Agreement shall not be deemed a waiver thereof, and any Party may at any time demand strict and complete performance of this Agreement.

     11. Representation by Counsel. Each Party acknowledges that it has been represented by legal counsel of its own choosing throughout all negotiations that preceded the execution of this Agreement and that it has executed this Agreement with the consent and approval of such legal counsel. Each Party further acknowledges that it and its counsel have had an adequate opportunity to make whatever investigation or inquiry they may deem necessary or desirable in connection with the subject matter of this Agreement prior to the execution hereof and the delivery and acceptance of the consideration specified herein.

     12. No Reliance on Representations. Each Party acknowledges and agrees that no consideration other than as provided for by this Agreement has been or will be paid or furnished and that it has freely and voluntarily entered into and executed this Agreement.

     13. Expenses. Each Party will bear its own legal fees and costs related to the Action and to this Agreement, but they will split all American Arbitration Association costs in half.

     14. Resolution of Disputes. Any controversy or claim arising out of or relating to this Agreement, or the breach thereof, shall be settled by arbitration before the American Arbitration Association (“AAA”) conducted in accordance with the Commercial Arbitration

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Rules of the AAA. The Parties agree that the arbitrator of the Action, The Honorable Carl West Anderson, shall be the arbitrator to the extent he is available. Any arbitration hearing will take place at the AAA’s San Francisco office. The arbitrator shall deliver a written opinion setting forth findings of fact, conclusions of law, and the rationale for the decision. Judgment upon any award rendered by the arbitrator may be entered in any court having jurisdiction thereover. Any opinion entered as a final judgment may be appealed as if it were a Superior Court judgment. In any such arbitration, California law will apply irrespective of any choice-of-law principles, and the prevailing Party shall be entitled to recover its costs of suit and reasonable attorneys’ fees in addition to any other legal and/or equitable remedies to which it is entitled. In addition to the foregoing, the Parties agree to attempt to resolve any disputes regarding the performance of this Agreement by telephonic conference with Justice Anderson, to the extent he is available, with the Parties splitting any additional AAA costs in half and to pay each of their own attorneys’ fees and other costs associated with any such conference.

     15. Agreement Binding. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective owners, shareholders, successors, affiliates, subsidiaries, officers, directors, agents, successors, and assigns.

     16. No Construction against Drafter. For purposes of any action arising out of the application, interpretation, or alleged breach of this Agreement brought by any Party, each Party waives California Civil Code Section 1654, any other statutory or common law principle of similar effect, and any judicial interpretation of this Agreement that would create a presumption against any other Party as a result of its having drafted any provision of this Agreement. Counsel for the respective Parties have reviewed and revised this Agreement, and there shall not be applied any rule construing ambiguities against the drafting Party or Parties.

     17. Severability. The provisions of this Agreement are severable, and if any part of it is found to be unenforceable, the other parts shall remain fully valid and enforceable.

     18. Entire Agreement. This Agreement contains the entire understanding and complete agreement of the Parties with respect to the subject matter of this Agreement, and all understandings and agreements, if any, previously reached between the Parties are merged into this Agreement. No amendment or modification of this Agreement shall be valid or binding upon the Parties unless made in writing and executed by the Parties.

     19. Headings. The headings contained in this Agreement are for reference only and shall not affect the meaning of any of the provisions of this Agreement.

///

///

///

///

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     20. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall constitute an original and all of which together shall constitute one and the same instrument. Execution of a facsimile copy shall nave the same force and effect as execution of an original.

     IN WITNESS WHEREOF, the Parties hereto have executed this Agreement.

Dated: March 3, 2003	SILICON IMAGE, INC.

	By:	/s/ Robert G. Gargus

	Name:	Robert G. Gargus

	Title:	CFO

Dated: February 28, 2003	Simon Huang and Mary Huang Family Trust, dated September 15, 1993

	By:	/s/ Simon Huang

SIMON HUANG
Trustee

Dated: February 28, 2003
/s/ Simon Huang

SIMON HUANG, Individually

Dated: February 28, 2003	Wen Hai Chu Trust, dated January 11, 1994

	By:	/s/ Wen Hai Chu

WEN HAI CHU
Trustee

Dated: February 28, 2003
/s/ Wen Hai Chu

WEN HAI CHU, Individually

Dated: March 1, 2003	Thomas C. Chen and Sonia L. Chen Family Trust, dated November 3, 1993

	By:	/s/ Thomas C. Chen

THOMAS C. CHEN
Trustee

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Dated: March 1, 2003		Thomas C. Chen,

THOMAS C. CHEN, Individually

Dated: February 28, 2003	Chief-Ning Wang and Roberta Wang Family Trust,
dated December 21, 1993

	By:	/s/ Roger Wang

ROGER WANG
Trustee

Dated: February 28, 2003

/s/ Roger Wang

ROGER WANG, Individually

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EXHIBIT A
Joint Letter to Escrow Agent

Silicon Image, Inc. 1060 East Arques Ave. Sunnyvale, CA 94086	Roger C. Wang 12 Spring Grove Irvine, CA 92620

________, 2003

VIA FEDERAL EXPRESS & FACSIMILE (213) 533-8729

Ms, Paula Oswald
U.S. Bank National Association
f/k/a State Street Bank and Trust Company of California, N.A.
550 South Hope Street, 5th Floor
Los Angeles, C A 90071

Attn:	Corporate Trust Administration
(Silicon Image/CMD 2001 Severance Indemnification Escrow)

	Re:	Release of Severance and General Escrow Shares to Silicon Image and Significant Shareholders

Dear Ms. Oswald:

     Reference is made to (1) that certain Agreement and Plan of Reorganization dated June 1, 2001 (the “Reorganization Agreement”) by and among Silicon Image, Inc. (“Silicon Image”), Duke Acquisition Corp., CMD Technology Inc. (“CMD”) and the four principal shareholders of CMD (collectively, the “Significant Shareholders”); (2) that certain Severance Indemnification and Escrow Agreement dated June 7, 2001 (the “Severance Escrow Agreement”) by and among Silicon Image, the Significant Shareholders, Roger Wang as representative of the Significant Shareholders (the “Representative”) and State Street Bank and Trust Company of California, N.A. (the “Escrow Agent”); and (3) that certain Escrow Agreement dated June 7, 2001 (the “General Escrow Agreement”) by and among Silicon Image, the Significant Shareholders, the Representative, and the Escrow Agent. Capitalized terms not defined herein shall have the meanings ascribed to them in the Reorganization Agreement, Severance Escrow Agreement, and/or General Escrow Agreement, as the context dictates.

Settlement of Claims under Severance Escrow Agreement

     Pursuant to the Severance Escrow Agreement, the Significant Shareholders deposited an aggregate of 600,000 shares of Silicon Image common stock (collectively, the “Severance Escrow Shares”) in escrow for period of up to two years after the closing of the CMD acquisition, which occurred on June 7, 2001, as collateral for certain indemnification obligations. The Severance Escrow Shares are represented by four stock certificates, consisting of one certificate for 150,000 shares for each of the four Significant Shareholders. Each Severance Escrow Share is deemed to have a value of $5.032.

     By letters dated February 11 and June 4, 2002, Silicon Image made certain claims under the Severance Escrow Agreement. By letters dated February 20 and June 26, 2002, the Significant Shareholders contested these claims and requested that the Escrow Agent not release any Severance Escrow Shares from escrow.

     On February 28, 2003, Silicon Image and the Significant Shareholders entered into a settlement agreement concerning, among other things, Silicon Image’s claims regarding the Severance Escrow Shares. Pursuant to that settlement agreement, this letter constitutes Settlement Instructions under the Severance Escrow Agreement from Silicon Image and the Representative to the Escrow Agent. Silicon Image and the Representative, on behalf of himself and the other Significant Shareholders, hereby agree that Silicon Image is entitled to claims totaling $1,904,032.50 under the Severance Escrow Agreement. The Significant Shareholders hereby agree to satisfy such claims entirely through forfeiture of Severance Escrow Shares to Silicon Image (valued at $5.032 per share).

     Accordingly, Silicon Image and the Representative hereby instruct the Escrow Agent to release an aggregate of 378,385 Severance Escrow Shares to Silicon Image. The remaining 221,615 Severance Escrow Shares are to be released to the Significant Shareholders as follows:

Severance Escrow Shares
Significant Shareholder	Released to Shareholder
Wen Hai Chu Trust, dated January 11, 1994	55,404
Thomas C. Chen and Sonia L. Chen Family Trust, dated November 3, 1993	55,404
Chie-Ning Wang and Roberta Wang Family Trust, dated December 21, 1993	55,404
Simon Huang and Mary Huang Family Trust, dated September 15, 1993	55,403
Total:	221,615

     Please deliver the four stock certificates representing the Severance Escrow Shares to Silicon Image’s transfer agent, Mellon Investor Services, L.L.C. (“Mellon”), at the following address:

Mellon Investor Services, L.L.C.
Transfer Agent and Registrar
235 Montgomery Street, 23rd Floor
San Francisco, CA 94104
Attn: Asa Drew and Sharon Magidson

     Mellon will transfer 378,385 Severance Escrow Shares to Silicon Image and will transfer the remaining 221,615 Severance Escrow Shares to the Significant Shareholders.

Settlement of Claims under General Escrow Agreement

     Pursuant to the General Escrow Agreement, the Significant Shareholders deposited an aggregate of 836,964 shares of Silicon Image common stock (collectively, the “General Escrow Shares”) in escrow for period of up to two years after the closing of the CMD acquisition, which occurred on June 7, 2001. as collateral for certain indemnification obligations. The General Escrow Shares are represented by four stock certificates, consisting of one certificate for 209,241 shares for each of the four Significant Shareholders. Each General Escrow Share is deemed to have a value of $5.032.

     By letter dated June 4, 2002, Silicon Image made certain claims under the General Escrow Agreement. By letter dated June 26, 2002, the Significant Shareholders contested these claims and requested that the Escrow Agent not release any General Escrow Shares from escrow.

     On February 28, 2003, Silicon Image and the Significant Shareholders entered into a settlement agreement concerning, among other things. Silicon Image’s claims regarding the General Escrow Shares. Pursuant to that settlement agreement, this letter constitutes Settlement Instructions under the General Escrow Agreement from Silicon Image and the Representative to the Escrow Agent. Silicon Image and the Representative, on behalf of himself and the other Significant Shareholders, hereby agree that Silicon Image is entitled to claims totaling $2,875,296 under the General Escrow Agreement. The Significant Shareholders hereby agree to satisfy such claims entirely through forfeiture of General Escrow Shares to Silicon Image (valued at $5.032 per share).

     Accordingly, Silicon Image and the Representative hereby instruct the Escrow Agent to release an aggregate of 571,402 General Escrow Shares to Silicon Image. The remaining 265,562 General Escrow Shares are to be released to the Significant Shareholders as follows:

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General Escrow Shares
Significant Shareholder	Released to Shareholder
Wen Hai Chu Trust, dated January 11, 1994	66,390
Thomas C. Chen and Sonia L. Chen Family Trust, dated November 3, 1993	66,390
Chie-Ning Wang and Roberta Wang Family Trust, dated December 21, 1993	66,391
Simon Huang and Mary Huang Family Trust, dated September 15, 1993	66,391
Total:	265,562

     Please deliver the four stock certificates representing the General Escrow Shares to Mellon at the address indicated above. Mellon will transfer 571,402 General Escrow Shares to Silicon Image and will transfer the remaining 265,562 General Escrow Shares to the Significant Shareholders.

     Your prompt attention to the matters addressed in this letter would be appreciated. Should you have any questions, please contact Andrew Luh of Fenwick & West LLP, counsel to Silicon Image, at (650) 335-7964.

Very truly yours,

Robert Gargus	Roger C. Wang
Chief Financial Officer	Representative of
Silicon Image, Inc.	The Significant Shareholders

cc:	Asa Drew. Mellon Investor Services, L.L.C.
Howard Freedland Esq., Silicon Image, Inc.
William C. Bollard, Esq., Julander, Bollard & Brown
Andrew Luh, Esq., Fenwick & West LLP Kathryn J. Fritz, Esq., Fenwick & West LLP